

Mail Stop 7010

March 5, 2009

via U.S. mail and facsimile

Mr. Edward Miers
Chief Executive Officer
GREM USA
315 E. Wallace St.
Fort Wayne, IN 46803

> **RE: GREM USA**
> **Form 8-K Item 4.01**
> **Filed March 2, 2009**
> **File # 000-30567**

Dear Mr. Miers:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please revise accordingly in your amended Form 8-K.

2. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of termination there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which

disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. Please disclose the date you engaged your new accountant. See Item 304(a)(2) of Regulation S-K.

4. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the amended Form 8-K. As noted in comment 1 in our letter to you dated December 3, 2008, the letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

5. You state that Patrick Rodgers will be doing all the audit work for GREM USA going forward including "the re-audit of the 9/30/2008 10Q". As noted in comment 2 in our letter to you dated December 3, 2008, please file an amended September 30, 2008 Form 10-Q stating that the financial statements in the original Form 10-Q were reviewed by an accountant not currently registered with the PCAOB.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five

business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant